MICT, INC.

28 West Grand Avenue, Suite 3

Montvale, New Jersey 07645

September 9, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Purnell

Re:	MICT, Inc.
Registration Statement on Form S-3
Filed August 12, 2020, as amended on September 9, 2020
File No. 333-245027 (the “Registration Statement”)
Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, MICT, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Friday, September 11, 2020, at 5:00 p.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact Kenneth Koch of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6768 with any questions regarding this request.

Very truly yours,

MICT, INC.

/s/ Darren Mercer
Darren Mercer President and Chief Executive Officer

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Cliff Silverman, Esq.